UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The ExOne Company

(Exact name of registrant as specified in its charter)

Delaware	001-35806	46-1684608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

127 Industry Boulevard North Huntingdon, Pennsylvania	15642
(Address of principal executive offices)	(Zip Code)

JoEllen Lyons Dillon

Executive Vice-President, Chief Legal Officer and Corporate Secretary

(724) 863-9663

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of The ExOne Company (“ExOne”) or (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

ExOne is a global provider of 3D printing machines and printed products, materials and other services to industrial customers. Our business primarily consists of manufacturing and selling 3D printing machines and printing products to specification for our customers using our installed base of 3D printing machines. We build 3D printing machines at our facilities in the United States and Germany. We also supply the associated materials, including consumables and replacement parts, and other services, including training and technical support that is necessary for purchasers of our machines to print products. Our 3D printing machines use our binder jetting technology, powdered materials, chemical binding agents and integrated software to print 3D products directly from computer models by repeatedly depositing very thin layers of powdered materials and selectively placing chemical binding agents to form the printed product. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty silica sand and ceramics, which are the traditional materials for these casting products.

Our 3D printing machines also are capable of direct product materialization by printing in industrial metals, including stainless steel, bronze, iron and bonded tungsten. Certain of these metals include gold powder, tungsten powder, and bronze (tin) powder, each of which is covered as a specified mineral by the Rule.

Because gold powder, tungsten powder and bronze powder each are used in our manufacturing process, we undertook a good-faith reasonable country of origin inquiry, which was designed to determine whether any of the gold, tungsten, or tin included in our products originated in the Covered Countries, and whether any of the gold, tungsten, or tin may be from recycled or scrap sources.

We source gold powder, tungsten powder and bronze powder from three suppliers. Each supplier has provided us with written certification that none of the gold, tungsten, or tin included in our products originated from the Covered Countries.

We believe that the representations that we received from suppliers are true given the facts and circumstances surrounding those representations. In this regard, we note the following:

–	we have received written certification that our sources for gold are located within the United States and are on the Electronic Industry Citizenship Coalition approved smelter list;

–	Our supplier for tungsten has received written attestations from each upstream supplier that no Conflict Minerals are sourced from the Covered Countries; and

–	Our bronze (tin) supplier has certified its tin and bronze powders as conflict free.

Furthermore, we have not identified any indicator or other risks that lead us to believe that any of the gold, tungsten, or tin that we used in our products could be sourced from the Covered Countries.

Based on our reasonable country of origin inquiry, we have concluded that the gold, tungsten and tin used in our products did not originate in the Covered Countries. We have provided the above-referenced information on our website at http://www.investor.exone.com/corporate-governance.cfm.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The ExOne Company

By:	/s/ JoEllen Lyons Dillon
JoEllen Lyons Dillon
Executive Vice-President, Chief Legal Officer and Corporate Secretary

Dated: May 22, 2015